Exhibit EXA5P

Bristol-Myers Squibb Announces Successful

Completion of Cash Tender Offer for Shares of Amylin Pharmaceuticals, Inc.

(NEW YORK & PRINCETON, N.J., August 8, 2012) – Bristol-Myers Squibb Company (NYSE: BMY) announced today the successful completion of the tender offer by Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) through its wholly owned subsidiary, B&R Acquisition Company, for all of the outstanding shares of common stock of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) (“Amylin”) at a purchase price of $31.00 per share. As of the expiration of the offer, 140,550,153 shares of common stock of Amylin were validly tendered and not withdrawn in the tender offer. All of such shares have been accepted for payment in accordance with the terms of the tender offer. The tender offer expired at 5:00 p.m., New York City time, on August 7, 2012. As a result of the tender offer, Bristol-Myers Squibb now owns, together with its subsidiaries, approximately 85.55% of the outstanding shares of Amylin.

As part of the successful completion of the tender offer, Bristol-Myers Squibb has exercised its right, granted under the merger agreement with Amylin pursuant to which the tender offer was made, to purchase additional shares from Amylin which will allow Bristol-Myers Squibb to complete and close the merger and acquisition of Amylin today without stockholder approval. Upon completion of the merger, Amylin will become a wholly-owned subsidiary of Bristol-Myers Squibb. All outstanding shares of common stock of Amylin, other than shares held by Bristol-Myers Squibb, B&R Acquisition Company or Amylin in treasury or shares held by Amylin’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $31.00 offer price per share without interest thereon and less any applicable withholding taxes. In addition, upon completion of the merger, the common stock of Amylin will cease to be traded on the NASDAQ Stock Market.

Georgeson, Inc. is acting as information agent for Bristol-Myers Squibb. Evercore Group L.L.C. and CitiGroup Global Markets Inc. are serving as financial advisors to Bristol-Myers

Squibb in connection with the transactions and CitiGroup Global Markets Inc. is acting as the dealer-manager for the tender offer. Kirkland & Ellis LLP is acting as legal counsel to Bristol-Myers Squibb. Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are serving as financial advisors to Amylin in connection with the transactions and Amylin is represented by Skadden, Arps, Slate, Meagher & Flom LLP.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Amylin.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

Contacts

Bristol-Myers Squibb

Media: Jennifer Fron Mauer, 609-252-6579, jennifer.mauer@bms.com

Laura Hortas, (609) 252-4587; laura.hortas@bms.com

Investors: Timothy Power, 609-252-7509, timothy.power@bms.com

Amylin

Media: Alice Izzo, 858-642-7272, alice.izzo@amylin.com

Investors: Christine Everett-Zedelmayer, 858-458-8517, christine.everett@amylin.com